Exhibit (a)(1)(F)

INDIVIDUAL STATEMENT OF OPTIONS

[Employee Name]

ID: [Employee ID]

Electronic Arts is offering eligible employees the opportunity to exchange certain outstanding stock options for restricted stock rights on a grant-by-grant basis. The restricted stock rights will be granted under the 2000 Equity Incentive Plan. The restricted stock rights will take the form of shares of restricted stock if you are subject to income taxation in Canada or the United States, while all other eligible employees participating in the offer will receive restricted stock units that will represent the right to receive shares of our common stock upon vesting. You may be eligible to participate in this offer because you have outstanding stock options with an exercise price per share that is equal to or greater than U.S. $61.66 and you are currently employed by Electronic Arts or one of its subsidiaries. Options eligible for exchange will be those that are for five (5) or more shares having an exercise price per share that is equal to or greater than U.S. $61.66 and that were not granted under the U.K. Sub-Plan of the 2000 Equity Incentive Plan. Participation in this offer is voluntary, and you are under no obligation to tender any of your eligible stock options for exchange. For full details of Electronic Arts’ option exchange program, please refer to the Offer to Exchange and supporting documents previously provided to you or available for viewing and printing on the “EA Stock Option Exchange Offer” intranet portal website at http://stock.ea.com/Stock/Exchange/.

The following information highlights some of the key requirements for participation in the offer. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange. The table on your “Eligible Options” page on our intranet portal located at http://stock.ea.com/Stock/Exchange/ lists each of your option grants eligible to participate in the offer and the number of restricted stock rights you would receive in exchange for the option. Located next to each eligible option listed in the table is a link to a tool that compares the relative values of the option and the restricted stock rights you would receive in exchange for that option. In using the tool, please keep in mind that the future performance of Electronic Arts’ stock will depend on many factors. If you do not have access to a computer, you may contact Stock Administration at +1 (650) 628-2600 (internally, at extension 82600) to receive this information.

Once you’ve reviewed the following information and the Offer to Exchange, you must then complete an Election Form to participate in the exchange offer. On this page, you may make a grant-by-grant election of whether or not you wish to tender your stock options. Most employees will complete and submit the Election Form online at the “EA Stock Option Exchange Offer” intranet portal website. However, employees in some locations will be required to print out, date, manually sign and submit in paper form the Election Form they have completed online.

You must either make an online election or your completed Election Form must by received by EA’s Stock Administration Department no later than 9:00 p.m. U.S. Pacific Time, September 15, 2006. You may withdraw your election at any point during the election period by submitting an online or paper form of Notice of Withdrawal. If you do not properly submit your election by the deadline, no action will be taken with respect to your stock options, which will remain outstanding under their current terms and conditions. All decisions are final as of 9:00 p.m., U.S. Pacific Time, September 15, 2006.

Your Eligible Stock Options

Below is a summary of your eligible stock options, the associated exchange ratio for each option, the number of restricted stock rights you would be granted in the exchange and the total vesting period of the restricted stock rights.

Grant Number	Grant Date	Price (USD)	Outstanding Options	Vested Options [1]	Unvested Options [2]	Exchange Ratio[3]	Number of Restricted Stock Rights to receive [4]	Restricted Stock Rights Vesting Period

[1]	Represents the number of shares that are vested and unexercised.
[2]	Represents the number of shares that are unvested.
[3]	The ratio of eligible option shares to be canceled to restricted stock rights to be granted. (E.g., with a 4:1 ratio, you will receive one (1) restricted stock right for every four (4) option shares surrendered.)
[4]	The number of restricted stock rights that would be granted in exchange for an eligible option grant.

If You Choose to Participate

If you choose to exchange a stock option grant through this program, you will surrender all unexercised shares in that grant (partial exchanges are not allowed). For each eligible option grant you elect to exchange, you will receive a new restricted stock right award, based on your option grant’s associated exchange ratio. Your new restricted stock right award(s) represents the right to receive or retain free of forfeiture conditions shares of Electronic Arts common stock once you meet the vesting requirements. The specific vesting schedule of each restricted stock right award will depend on the vested status of the eligible option that you exchange as well as the country in which you are resident for income tax purposes. These vesting schedules are described in detail in the Offer to Exchange.

You should be aware that you will have taxable income in connection with an award of restricted stock rights. In most countries in which our employees reside, income will be recognized at the time when those rights vest. However, the tax consequences of participating in the offer and receiving restricted stock rights will depend on the tax laws of the country in which you are a resident for tax purposes. All employees are urged to review the summary of the tax consequences of participating in the exchange program contained in the Offer to Exchange.

If You Choose Not to Participate

If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive restricted stock rights and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary, and you are under no obligation to participate.

What Do You Need To Do?

Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, if you wish to participate in the exchange we must receive your election before 9:00 p.m., U.S. Pacific Time, September 15, 2006. You may complete and submit your election to participate in the exchange through the method applicable to you:

•	Online Submission of Your Election Form: Proceed to the “Eligible Options” page where you may make a grant-by-grant election of whether or not you wish to tender your stock options.

•	Paper Submission of Your Election Form: Complete an online Election Form at the “EA Stock Option Exchange Offer” intranet portal website at http://stock.ea.com/Stock/Exchange/. Print, sign and date the completed Election Form, and return it through one of the following three delivery methods:

Þ	Via electronic delivery:	Scan the completed and signed Election Form and email it to StockAdministration@EA.com;

Þ	Via facsimile:	Electronic Arts Inc., Attn. Stock Administration, +1 (650) 628-1376; or

Þ	Via mail, courier or:	Attn: Stock Administration
	hand delivery	Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
USA

Your acceptance of our offer will be effective as of the date EA’s Stock Administration Department receives your online or paper submission by any of the methods described above. If you submit your Election Form to EA’s Stock Administration Department by way of electronic delivery or facsimile, while not a condition to your election, EA’s Stock Administration Department also asks that you make a copy for your own files and then please submit the original Election Form to your local Human Resources Generalist. Submitting your Election Form to your local Human Resources Generalist does not constitute a valid election. It is your responsibility to ensure that your election is received by EA’s Stock Administration Department by the deadline.

About This Program

For a complete description of the terms and conditions of the offer, please review the Offer to Exchange, available on the EA Stock Option Exchange intranet portal website at http://stock.ea.com/Stock/Exchange/. If you still have questions after reviewing this Individual Statement of Options, the Offer to Exchange and all related information on the EA Stock Option Exchange intranet portal website, please send an email to StockAdministration@EA.com.

Participation in this program involves a number of potential risks described in the Offer to Exchange. Since the stock’s future market price is unpredictable, eligible employees should carefully consider these risks. If you choose to participate, it is possible that your stock options would ultimately have had a greater value than the restricted stock rights you receive under this offer. Employees are urged to carefully consider these risks. We recommend that you speak with your own financial and tax advisors before deciding whether or not to participate in the offer.